

January 10, 2011

Bruce Felt
Chief Financial Officer
SuccessFactors, Inc.
1500 Fashion Island Blvd., Suite 300
San Mateo, CA 94404
Also via facsimile at: (650) 292-2279

> **Re: SuccessFactors, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 9, 2010**
> **File No. 001-33755**

Dear Mr. Felt:

 We have reviewed your letter dated December 17, 2010 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 14, 2010. We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Form 10-Q for Quarterly Period Ended September 30, 2010

Notes to Condensed Consolidated Financial Statements

Note 1 Organization and Significant Accounting Policies

Revenue recognition, page 7

1.   We note your response to our previous comment 5 where you indicate that the company found no consistent relationship between volume or geographic region and price and therefore, you believe the historical weighted average selling price best demonstrates the value of the deliverables. Please describe further how you calculate the historical

weighted average selling price. In this regard, tell us how you weight the various sales prices and tell us whether you consider market conditions (i.e. demand, competition, trends, etc.) or other entity specific factors (i.e. market share, market position, etc.) in your analysis. Also, your response indicates that similar deliverables were valued over a "fairly wide price range." Tell us how you considered any clusters of prices in a narrow range in your analysis and how you factored any pricing outliers in calculating the weighted average selling price. In addition, tell us any other factors or trends considered in your calculations of estimated selling prices that would cause current and future pricing to differ from historical pricing.

2.   Your current disclosures indicate that you consider other factors such as gross margin objectives and pricing practices when determining your estimated selling prices. Your response appears to imply that these other factors are only considered when you do not have sufficient data points to support the use of historical weighted average selling price as estimated selling price. Please confirm and if true, revise your disclosures to clarify when you use historical weighted average selling price and when you consider other factors in determining the estimated selling price. In addition, expand your disclosures to further describe the methodologies used and factors considered in establishing estimated selling price as noted in your previous response and also include any additional information provided in response to the Staff's comments herein. Please include a draft of your proposed disclosure in your response

        You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 or the undersigned at (202) 551-3499 if you have any questions regarding these comments.

                                        Sincerely,

                                        Kathleen Collins
                                        Accounting Branch Chief